SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

PACER INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69373H

(CUSIP Number)

Michael D. Weiner

Apollo Management IV, L.P.

1999 Avenue of the Stars, Suite 1900

Los Angeles, CA 90067

(310) 201-4100

Dominick P. DeChiara, Esq.

O’Melveny & Myers LLP

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2003

(Date of Event which Requires Filing of this Statement)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP Number 69373H

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person APOLLO MANAGEMENT IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 SHARES 8. Shared Voting Power 8,892,075 SHARES 9. Sole Dispositive Power 0 SHARES 10. Shared Dispositive Power 8,892,075 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,892,075 SHARES

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 24.0%

14.	Type of Reporting Person PN

CUSIP Number 69373H

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person APOLLO ADVISORS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 SHARES 8. Shared Voting Power 8,892,075 SHARES 9. Sole Dispositive Power 0 SHARES 10. Shared Dispositive Power 8,892,075 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,892,075 SHARES

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 24.0%

14.	Type of Reporting Person PN

CUSIP Number 69373H

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person APOLLO INVESTMENT FUND IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,657,087 SHARES 8. Shared Voting Power 9. Sole Dispositive Power 6,657,087 SHARES 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,657,087 SHARES

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 18.0%

14.	Type of Reporting Person PN

CUSIP Number 69373H

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person COYOTE ACQUISITION LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,782,400 SHARES 8. Shared Voting Power 0 SHARES 9. Sole Dispositive Power 1,782,400 SHARES 10. Shared Dispositive Power 0 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,782,400 SHARES

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person OO

CUSIP Number 69373H

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person COYOTE ACQUISITION II LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 452,588 SHARES 8. Shared Voting Power 0 SHARES 9. Sole Dispositive Power 452,588 SHARES 10. Shared Dispositive Power 0 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 452,588 SHARES

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person OO

CUSIP Number 69373H

The Statement on Schedule 13D filed by Apollo Management IV, L.P. a Delaware limited partnership (“Management”), Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors”), Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF”), Coyote Acquisition LLC, a Delaware limited liability company (“Coyote I”), and Coyote Acquisition II LLC, a Delaware limited liability company (“Coyote II” and, collectively with Management, Advisors, AIF, Coyote I and Coyote II, the “Reporting Persons”) on February 14, 2003, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on July 2, 2003 by the Reporting Persons is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 2) have the meanings set forth in the Reporting Persons’ Schedule 13D filed February 14, 2003.

ITEM 4.	PURPOSE OF TRANSACTION.

The information appearing in this Item, as previously amended, is hereby further amended by deleting the last two paragraphs thereof and replacing them with the following information:

On July 2, 2003, the Issuer filed a Registration Statement on Form S-3 (SEC File No.: 333-106774) (“the Form S-3 Registration Statement”) for the Secondary Public Offering. The shares covered by the Form S-3 Registration Statement, as originally filed, also included 699,141 shares (including 325,000 shares owned by the Apollo Selling Stockholders) subject to the underwriters’ over-allotment option. The Securities and Exchange Commission declared the Form S-3 Registration Statement effective on July 17, 2003.

Upon effectiveness of the Form S-3 Registration Statement, the Apollo Selling Stockholders entered into an underwriting agreement dated July 17, 2003 (the “Underwriting Agreement”) with the Issuer, the other selling stockholders and Credit Suisse First Boston LLC, Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., UBS Securities LLC and BB&T Capital Markets, a division of Scott & Stringfellow, Inc. (collectively, the “Underwriters”), a copy of which is filed as Exhibit 7 hereto and is incorporated by reference to this Item 4. The Underwriting Agreement provides for the purchase and sale of the shares to be sold by the selling stockholders and contains representations, warranties and indemnities by the Issuer and the selling stockholders and other provisions customarily included in underwriting agreements relating to secondary public offerings. Immediately following effectiveness of the Form S-3 Registration Statement and execution of the Underwriting Agreement, on July 18, 2003 the Issuer filed an additional registration statement to increase the number of shares subject to the underwriter’s over-allotment option from 699,141 shares to 1,048,710 shares (including 674,569 shares owned by the Apollo Selling Stockholders).

The closing of the Secondary Public Offering pursuant to the Underwriting Agreement occurred on July 23, 2003. At the closing AIF and Coyote II sold 3,084,493 and 165,507 shares of the Issuer’s stock, respectively, to the Underwriters (for aggregate sales by the Apollo Selling Stockholders of 3,250,000 shares of the Issuer’s stock). If the Underwriters exercise their over-allotment option, AIF and Coyote II will sell up to an additional 640,216 and

CUSIP Number 69373H

34,353 shares of the Issuer’s stock, respectfully, to the Underwriters (for aggregate sales by the Apollo Selling Stockholders of up to 3,924,569 shares of the Issuer’s stock if the underwriters’ over-allotment option is exercised in full). After giving effect to the secondary offering, AIF, Coyote I and Coyote II owned 6,657,087, 1,782,400 and 452,588 shares of the Issuer’s common stock, respectively.

The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer’s Board of Directors, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information appearing in this Item is hereby amended and restated to read in its entirety as follows:

The shares of common stock shown as beneficially owned by Management include the shares of common stock shown as beneficially owned by Coyote I, Coyote II and AIF. Each of Advisors and ACM IV may also be deemed to beneficially own the shares of common stock owned by Coyote I, Coyote II and AIF.

(a)	Management and Advisors beneficially own 8,892,075 shares of common stock of the Issuer, which represents approximately 24.0% of the class. This includes 6,657,087 shares of common stock of the Issuer representing approximately 18.0% of the class beneficially owned by AIF; 1,782,400 shares of common stock of the Issuer representing approximately 4.8% of the class beneficially owned by Coyote I; and 452,588 shares of common stock of the Issuer representing approximately 1.2% of the class beneficially owned by Coyote II. The percentage of the class beneficially owned by each Reporting Person is based on 37,049,070 shares of Issuer’s common stock outstanding as set forth in the Issuer’s prospectus dated July 17, 2003.

(b)	AIF, Coyote I and Coyote II have the sole power to vote or to direct the vote of or the sole power to dispose or to direct the disposition of 6,657,087, 1,782,400 and 452,588 shares of common stock of the Issuer, respectively. Management and Advisors each has shared power to vote or to direct the vote of or dispose or to direct the disposition of 8,892,075 shares of common stock of the Issuer.

Beneficial ownership of all such securities was acquired as described in Item 3 and Item 4. Information concerning the identity and background of such persons who share in the power to vote or to direct the vote of or to dispose or direct the disposition of such common stock is as set

CUSIP Number 69373H

forth in Item 2 and Appendix A to Item 2 and is incorporated herein by reference. The responses set forth in Item 4 are incorporated herein.

The following table lists (i) the current beneficial ownership of the Reporting Persons upon completion of the Secondary Public Offering and (ii) their beneficial ownership if the Underwriters’ over-allotment option is exercised in full.

Reporting Person	Current Beneficial Ownership and % After Offering	Shares to be Sold if Underwriters’ Over-Allotment Is Exercised in Full	No. of Shares and Beneficial Ownership % if Underwriters’ Over-allotment Is Exercised in Full

Apollo Management IV, L.P.	8,892,075 / 24.0%	674,569	8,217,506 / 22.2%
Apollo Investment Fund IV, L.P.	6,657,087 / 18.0%	640,216	6,016,871 / 16.3%
Coyote Acquisition LLC	1,782,400 / 4.8%	0	1,782,400 / 4.8%
Coyote Acquisition II LLC	452,588 / 1.2%	34,353	418,235 / 1.1%

(c), (d) and (e) None or not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information appearing in this Item, as previously amended, is hereby further amended by deleting the last two paragraphs and replacing them with the following:

The selling stockholders in the Secondary Public Offering include MidOcean Capital Investors, LLC (“MidOcean,” formerly known as DB Capital Partners, L.P.), and PIEI. As a result of sales of shares by MidOcean and PIEI in the Secondary Public Offering, the number of shares subject to the voting proxy granted to an executive officer of certain of the Reporting Persons pursuant to the Investors Shareholders’ Agreement with respect to the shares owned by MidOcean and PIEI has been reduced to a total of 35,266 shares (less than 0.1% of the shares of common stock outstanding after the Secondary Offering). If the Underwriters exercise the over-allotment option in full, the voting proxy will terminate.

The responses to Item 2, Item 3 and Item 4 are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7	Form of Underwriting Agreement, by and among Pacer International, Inc., Credit Suisse First Boston LLC, Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., UBS Securities LLC and BB&T Capital Markets, a division of Scott & Stringfellow, Inc. and the Selling Stockholders (incorporated by reference to Exhibit No. 1.1 of the

CUSIP Number 69373H

Issuer’s Registration Statement on Form S-3 (333-106774) filed with the SEC on July 9, 2003).

CUSIP Number 69373H

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2003	APOLLO MANAGEMENT IV, L.P.

	By:	AIF IV MANAGEMENT, INC. its general partner

	By:	/s/ MICHAEL D. WEINER
	Name:	Michael D. Weiner
	Title:	Vice President

Date: July 25, 2003	APOLLO ADVISORS IV, L.P.

	By:	APOLLO CAPITAL MANAGEMENT IV, INC. its general partner

	By:	/s/ MICHAEL D. WEINER
	Name:	Michael D. Weiner
	Title:	Vice President

Date: July 25, 2003	APOLLO INVESTMENT FUND IV, L.P.

	By:	APOLLO ADVISORS IV, L.P. its general partner

	By:	APOLLO CAPITAL MANAGEMENT IV, INC. its general partner

	By:	/s/ MICHAEL D. WEINER
	Name:	Michael D. Weiner
	Title:	Vice President

CUSIP Number 69373H

Date: July 25, 2003	COYOTE ACQUISITION LLC

	By:	APOLLO MANAGEMENT IV, L.P. as manager

	By:	AIF IV MANAGEMENT, INC. its general partner

	By:	/s/ MICHAEL D. WEINER
	Name:	Michael D. Weiner
	Title:	Vice President

Date: July 25, 2003	COYOTE ACQUISITION II LLC

	By:	APOLLO MANAGEMENT IV, L.P. as manager

	By:	AIF IV MANAGEMENT, INC. its general partner

	By:	/s/ MICHAEL D. WEINER
	Name:	Michael D. Weiner
	Title:	Vice President